Mail Stop 4561


								December 8, 2005


Steven J. Haack
Treasurer
WGNB Corp.
201 Maple Street
P.O. Box 280
Carrollton, Georgia  30112

Re:	WGNB Corp.
	Form 10-K for Fiscal Year Ended December 31, 2004
	File No. 000-30805

Dear Mr. Haack:

	We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Angela Connell
								Senior Accountant